EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net Income	$2.5	$1.7	$13.4	$15.3
Weighted Average Number of Common Shares Outstanding – Basic (000’s)	13,985	13,912	13,976	13,880
Dilutive Effect of Stock Options and Restricted Stock (000’s)	6	3	6	3
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	13,991	13,915	13,982	13,883
Earnings Per Share – Basic and Diluted	$0.18	$0.12	$0.96	$1.10